Exhibit 99.1

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash	18,604	45,607	6,366
Restricted cash	2	2	-
Short-term investments	1,433	2,021	282
Notes receivable, net	25,592	25,251	3,525
Accounts receivable, net	59,563	36,938	5,157
Advance to suppliers	10,788	12,360	1,725
Inventories, net	58,220	53,550	7,475
Prepayments and other current assets, net	2,626	25,718	3,591
Other receivable - a related party	738	-	-
Total current assets	177,566	201,447	28,121

Non-current assets:
Property, plant and equipment, net	255,164	246,701	34,438
Land use rights, net	7,930	7,802	1,089
Intangible assets, net	14,850	15,368	2,145
Long-term prepayments	18,698	16,979	2,370
Deferred initial public offering expenses	8,048	-	-
Net deferred tax assets	10,991	16,331	2,280
Total non-current assets	315,681	303,181	42,322
Total assets	493,247	504,628	70,443

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	74,443	80,863	11,288
Current maturities of long-term loans	7,190	200	28
Accounts payable	42,960	42,801	5,975
Contract liabilities	3,485	5,001	698
Taxes payable	2,066	2,180	304
Amount due to related parties	146	-	-
Accrued expenses and other liabilities	5,617	3,790	529
Total current liabilities	135,907	134,835	18,822

Non-current liabilities:
Long-term loans	4,800	4,700	656
Total non-current liabilities	4,800	4,700	656
Total liabilities	140,707	139,535	19,478

Commitments and contingencies

Shareholders’ equity:
Ordinary shares (US$0.000025 par value; 2,000,000,000 shares authorized; 45,666,376 and 47,391,376 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	8	8	1
Additional paid-in capital	203,150	240,752	33,608
Statutory reserves	32,647	32,647	4,557
Retained earnings	48,151	26,483	3,697
Accumulated other comprehensive income	3	(966)	(135)
Total Zhengye Biotechnology Holding Limited’s shareholders’ equity	283,959	298,924	41,728
Noncontrolling interests	68,581	66,169	9,237
Total equity	352,540	365,093	50,965
Total liabilities and equity	493,247	504,628	70,443

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	USD
Net revenues	94,949	62,328	8,701
Cost of revenues	(41,725)	(42,944)	(5,994)
Gross profit	53,224	19,384	2,707
Sales and marketing expenses	(19,307)	(23,243)	(3,245)
General and administrative expenses	(14,604)	(16,770)	(2,339)
Research and development expenses	(5,444)	(8,969)	(1,252)
Reversal for credit losses	1,043	719	100
Total operating expenses	(38,312)	(48,263)	(6,736)
Operating income (loss)	14,912	(28,879)	(4,029)
Other income (expenses):
Interest income	213	72	10
Interest expense	(2,052)	(1,752)	(245)
Unrealized gains on short-term investments	100	588	82
Unrealized foreign exchange loss	-	(1,421)	(198)
Government subsidy	140	502	70
Other expenses	(30)	-	-
Total other expenses, net	(1,629)	(2,011)	(281)
Income (loss) before income taxes	13,283	(30,890)	(4,310)
Income tax benefits (expenses)	(2,558)	5,340	745
Net income (loss)	10,725	(25,550)	(3,565)
Net loss (income) attributable to noncontrolling interests	(1,714)	3,882	542
Net income (loss) attributable to the Zhengye Biotechnology Holding Limited’s shareholders	9,011	(21,668)	(3,023)

Comprehensive income (loss)
Net income (loss)	10,725	(25,550)	(3,565)
Other comprehensive income (loss)
Foreign currency translation adjustment	3	(969)	(135)
Total comprehensive income (loss)	10,728	(26,519)	(3,700)
Less: total comprehensive loss (income) attributable to non-controlling interest	(1,714)	3,882	542
Total comprehensive income (loss) attributable to the Zhengye Biotechnology Holding Limited’s shareholders	9,014	(22,637)	(3,158)

Earnings (loss) per share:
Ordinary shares – basic and diluted	0.20	(0.46)	(0.06)

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted	45,666,376	47,316,793	47,316,793

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of RMB and US$, except for number of shares)

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated Other Comprehensive Income	Total Zhengye Biotechnology Holding Limited’s shareholders’	Non- controlling	Total
	Shares	Amount	capital	reserve	earnings	（Deficit）	equity	interests	Equity
Balance, December 31, 2023 (RMB)	45,666,376	8	203,150	31,311	38,381	-	272,850	66,422	339,272
Net income	-	-	-	-	9,011	-	9,011	1,714	10,725
Dividend	-	-	-	-	(205)	-	(205)	-	(205)
Foreign currency translation adjustments	-	-	-	-	-	3	3	-	3
Balance, June 30, 2024 (RMB)	45,666,376	8	203,150	31,311	47,187	3	281,659	68,136	349,795

Balance, December 31, 2024 (RMB)	45,666,376	8	203,150	32,647	48,151	3	283,959	68,581	352,540
Issuance of shares in initial public offering	1,725,000	-	37,602	-		-	37,602	-	37,602
Shareholders contribution	-	-	-	-	-	-	-	1,470	1,470
Net loss	-	-	-	-	(21,668)	-	(21,668)	(3,882)	(25,550)
Foreign currency translation adjustments	-	-	-	-	-	(969)	(969)	-	(969)
Balance, June 30, 2025 (RMB)	47,391,376	8	240,752	32,647	26,483	(966)	298,924	66,169	365,093
Balance, June 30, 2025 (US$)	47,391,376	1	33,608	4,557	3,697	(135)	41,728	9,237	50,965

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$, except for number of shares)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	10,725	(25,550)	(3,565)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,275	12,251	1,710
Reversal for credit losses	(1,043)	(719)	(100)
Impairment for inventory	2,195	4,115	574
Deferred tax expenses (benefits)	1,242	(5,340)	(745)
Unrealized gains on short-term investments	(100)	(588)	(82)
Unrealized foreign exchange loss	-	1,421	198
Changes in operating assets and liabilities:
Notes receivable	5,566	(99)	(14)
Accounts receivable	3,694	23,336	3,258
Advance to suppliers	(5,590)	(1,572)	(219)
Inventories	(9,086)	554	77
Prepayments and other current assets	(942)	(23,379)	(3,264)
Other receivable - a related party	(45)	738	103
Accounts payable	(2,533)	(1,513)	(211)
Contract liabilities	(917)	1,516	211
Taxes payable	1,560	115	16
Accrued expense and other liabilities	(1,312)	746	104
Net cash provided by (used in) operating activities	14,689	(13,968)	(1,949)

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to a related party	-	(7,000)	(977)
Collection of lending to a related party	-	7,000	977
Purchase of property, plant and equipment	(1,759)	(255)	(36)
Prepayment for purchase of intangible assets	(14,071)	(409)	(57)
Net cash used in investing activities	(15,830)	(664)	(93)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans	46,910	41,910	5,850
Repayment of loans	(49,370)	(44,000)	(6,142)
Repayment of a related party	-	(146)	(20)
Dividend payment to shareholders	(15,858)	-	-
Deferred initial public offering expenses	(537)	-	-
Proceeds from initial public offering	-	43,081	6,014
Shareholder contribution	-	1,470	205
Net cash provided by (used in) financing activities	(18,855)	42,315	5,907

Effect of exchange rate changes on cash	2	(680)	(96)
Net increase (decrease) in cash and restricted cash	(19,994)	27,003	3,769
Cash and restricted cash at beginning of year	27,186	18,606	2,597
Cash and restricted cash at end of year	7,192	45,609	6,366

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interests	2,052	1,700	237
Income taxes	290	-	-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Liabilities assumed in connection with purchase of property, plant and equipment	62	1,521	212
Reclassification of deferred initial public offering cost into additional paid-in capital	-	8,663	1,209

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION

Nature of operations

Zhengye Biotechnology Holding Limited (the “Company”) was incorporated in the Cayman Islands in March 2023 under the Cayman Islands Companies Act as an exempted company with limited liability. The Company through its consolidated subsidiaries principally focuses on the research, development, manufacture and sales of veterinary vaccines, with an emphasis on vaccines for livestock in the People’s Republic of China (the “PRC” or “China”).

Reorganization

In preparation for its initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of Operating Entities. The Company was incorporated in connection with a reorganization of Jilin Zhengye Biological Products Co., Ltd. (“Jilin Zhengye”). On April 3, 2023, the Company incorporated a wholly-owned subsidiary, VVAX Skyline Holdings Limited (“VVAX Skyline”), in the British Virgin Islands. On April 18, 2023, Peg Biotechnology (HK) Holding Limited (“Peg Biotechnology”) was incorporated in Hong Kong as a company with limited liability and as a wholly owned subsidiary of VVAX Skyline. On May 22, 2023, Peg Biotechnology incorporated a wholly-owned subsidiary, Hainan Senhan Biotechnology Co., Ltd. (“Hainan Senhan”) in the PRC. On May 30, 2023, VVAX Skyline acquired 100% of the equity interests in Windsor Holdings Co., Ltd. (“Windsor Holdings”) from its original shareholders. Windsor Holdings was incorporated in the British Virgin Islands.

Prior to the reorganization described below, Jilin Zhengye was controlled by several individual, corporate and institutional shareholders. A reorganization of the Company’s legal structure (“Reorganization”) was completed on June 21, 2023. The Reorganization involved the transfer of 58.689% and 25.1524% interests of Jilin Zhengye from its former shareholders to Hainan Senhan and Windsor Holdings, respectively. As the result of the Reorganization, Jilin Zhengye became a subsidiary of the Company.

Upon the completion of the Reorganization, the Company became the ultimate holding company of all other entities mentioned above. The Company is effectively controlled by the same group of controlling shareholders before and after the Reorganization; therefore, the Reorganization is considered as a recapitalization of these entities under common control. The consolidation of the Company and its subsidiaries was accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the period presented comprise those of the previous separate entries combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:
VVAX Skyline Holdings Limited (“VVAX Skyline”)	April 3, 2023	British Virgin Islands	100% owned by the Company	Investment holding
Windsor Holdings Co., Ltd. (“Windsor Holdings”)	May 30, 2023	British Virgin Islands	100% owned by VVAX Skyline	Investment holding
Peg Biotechnology (HK) Holding Limited (“Peg Biotechnology”)	April 18, 2023	Hong Kong	100% owned by VVAX Skyline	Investment holding
Hainan Senhan Biotechnology Co., Ltd. (“Hainan Senhan”)	May 22, 2023	PRC	100% owned by Peg Biotechnology	Investment holding
Jilin Zhengye Biological Products Co., Ltd. (“Jilin Zhengye”)	May 18, 2004	PRC	58.689% owned by Hainan Senhan and 25.1524% owned by Windsor Holdings	Research, development, manufacture and sales of veterinary vaccines
Beijing Zhongnong Zhengye Biotechnology Co., Ltd. (“Beijing Zhengye”)	April 16, 2025	PRC	51.00% owned by Jilin Zhengye	Sales of veterinary vaccines

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission regarding financial reporting that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the years ended December 31, 2023 and 2024. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2025. The condensed consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2023 and 2024.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements mainly include, but are not limited to, allowance for credit losses, depreciable lives of property, plant and equipment and amortization lives of intangible asset, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, the valuation of derivative instruments, and the valuation allowance for deferred tax assets.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere in the unaudited condensed consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. Actual results could materially differ from these estimates.

Foreign currency

The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiaries which are incorporated in British Virgin Islands (“BVI”) and Hong Kong (“HK”) are United States dollars (“US$”). The functional currencies of the other subsidiaries are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters, (“ASC 830”).

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of operations and comprehensive income (loss).

The financial statements of the Company’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the consolidated statements of shareholders’ equity if any.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB7.1636, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized, or settled into US$ at that rate on June 30, 2025, or at any other rate.

Cash

Cash consists of cash on hand and cash in bank, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains cash with various financial institutions primarily in mainland China. The Company has not experienced any losses in bank accounts.

Restricted cash

Restricted cash primarily comprises a certificate of deposit (CD) subject to contractual penalties for early withdrawal prior to maturity.

Short-term investments

All highly liquid investments with maturities of greater than three months, but less than twelve months, are classified as short-term investments. Short-term investments primarily consist of (i) investment in marketable securities and (ii) derivative assets arisen from non-designated foreign exchange swap contracts and interest rate swap contracts. The Company classifies the investment in marketable securities as trading securities given the securities are purchased for the purpose of selling them in the near term. Changes in fair values of marketable securities and changes in fair values of derivate assets arisen from non-designated foreign exchange swap contracts and interest rate swap contracts are included in unrealized gains on short-term investments in the consolidated statements of operations and comprehensive income (loss).

Accounts receivable and allowance for credit losses

Accounts receivable are stated at the historical carrying amount net of allowance for expected credit losses.

The Company’s policy for estimating credit losses also applies to notes receivable and other receivables. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables are written off when they are determined to be uncollectible.

Deferred IPO expenses

Incremental direct costs incurred by the Company and its subsidiaries attributable to its IPO of ordinary shares in the U.S. have been deferred and recorded in deferred offering expenses and upon the closing of the IPO. Deferred offering expenses of RMB8,663 (US$1,209) were reclassified to shareholders’ equity as a reduction from the proceeds of the offering. There are no deferred offering costs as of June 30, 2025.

Prepayments and other assets, net

Prepayments and other assets consisted of security deposit, prepaid advertising and promotion expenses, prepaid financial consulting expenses, technology transfer license fees, and others. Prepayments and other assets are reviewed periodically to determine whether its carrying value has become impaired.

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the six months ended June 30, 2024 and 2025 was nil.

Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —	Other inputs that are directly or indirectly observable in the marketplace.

Level 3 —	Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Company primarily consist of cash, restricted cash, short-term investments, notes receivable, accounts receivable, other receivable - a related party, other receivables, accounts payable, short-term loans, dividends payable, amount due to related parties, accrued expenses, and other liabilities excluding payroll and welfare payables. As of December 31, 2024 and June 30, 2025, except for short-term investments, the carrying values of these financial assets and liabilities approximate their fair values due to the short-term nature. The Company reports short-term investments at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income (loss). The Company determined that the carrying value of the long-term loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Assets and liabilities measured or disclosed at fair value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets measured at fair value on a recurring basis as of December 31, 2024 and June 30, 2025:

	As of December 31, 2024
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Investment in marketable equity security (i)	1,334	-	-	1,334
Derivative assets
Foreign currency swap contracts (ii)	-	95	-	95
Interest rate swap contracts (ii)	-	4	-	4
	1,334	99	-	1,433

	As of June 30, 2025
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Investment in marketable equity security (i)	1,247	-	-	1,247
Derivative assets
Foreign currency swap contracts (ii)	-	933	-	933
Interest rate swap contracts (ii)	-	(159)	-	(159)
	1,247	774	-	2,021

(i)	Jilin Zhengye had investment in common shares of Jiangxi Zhengbang Technology Co., Ltd. (“Zhengbang”), which is a public company listed on Shanghai Stock Exchange. The investment in Zhengbang with readily determinable fair value is measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

(ii)	Jilin Zhengye entered into foreign currency swap contracts and cross-currency interest rate swap contracts on November 28, 2024 with a commercial bank to (i) exchange its funds denominated in RMB for Japanese Yen (“JPY”) at a fixed exchange rate of 0.047840 with the notional amount of RMB20,222; and (ii) exchange the monthly floating rate interest payment denominated in JPY (see Note 6) for a fixed rate of 3.15% interest payment denominated in RMB. The foreign currency swap contracts and cross currency interest rate swap contracts will be terminated on November 24, 2025 and November 25, 2025, respectively. Jilin Zhengye determined the foreign currency swap contracts and cross currency interest rate swap contracts as non-designated derivative instruments, which are remeasured to fair value at each reporting date and the fair value of foreign currency swap contracts is based on market quotes for foreign currencies and interest rate swaps are based on market interest curves. As observable inputs are available for these derivatives, they have been classified in Level 2. Changes in the fair value of foreign currency swap derivative and interest rate swap derivative are recognized in the unaudited condensed consolidated financial statements of operations and comprehensive income (loss) as unrealized gains on short-term investments.

The fair values of the foreign currency swap contracts and cross currency interest rate swap contracts are the estimated amount that the Company would pay to sell or transfer the swap at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties, in addition to foreign exchange rates for the cross-currency swap agreement. The estimated amount is the present value of future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets or if credit risk were to change significantly.

The fair value of the Company’s foreign currency forward contracts and cross-currency interest rate swap agreement at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness and the forward foreign exchange rates, respectively. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest, foreign exchange rates, and the credit risk of the counterparties or the Company also materially impact the fair values of our swap agreements.

During the six months ended June 30, 2024 and 2025, there were no transfers between levels of the fair value hierarchy.

Revenue recognition

The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customer. To determine revenue recognition for contracts with customers, the Company performs the following five steps:

Step 1:	Identify the contract with the customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the company satisfies a performance obligation

The Company manufactures and sells veterinary vaccines, with an emphasis on vaccines for livestock, to customers.

The Company enters into contract with their customers to provide veterinary vaccines, mainly vaccines for livestock. All of the Company’s contracts have single performance obligation as the promise is to transfer the goods to customers, and there are no other separately identifiable promises in the contracts. The Company recognizes revenue when it transfers its goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products to its customers on a gross basis, because the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. The Company’s revenue is recognized at a point in time when the control has been transferred, usually when the customer accepts the goods.

The Company offers their distributors with sales rebate. According to the items in the contract, the Company pays certain sales rebate, in the form of products with equivalent value, to distributor once the distributor purchases stipulated amount products from the Company. Sales rebate is considered as variable consideration. The Company estimates annual expected revenue of each individual distributor with reference to their historical results. The sales rebate reduces revenues recognized. At the end of each reporting period, the Company updates the estimated revenue to represent faithfully the circumstances present at the end of the reporting period.

Apart from the sales rebate, the Company’s products are sold with no right of return and the Company does not provide other credits or sales incentives to customers. Revenue is reported net of value added tax (“VAT”) collected on behalf of tax authorities in respect of product sales.

Disaggregation of Revenue

The Company disaggregates its revenue from contracts by product category and distribution channel. See Note 11 for information regarding revenue disaggregation.

Contract assets and liabilities

The Company did not have contract assets as of December 31, 2024 and June 30,2025, respectively.

The Company’s contract liabilities primarily relate to unsatisfied performance obligations, such as sales rebate and payment received from customers before the Company’s products are delivered. Contract liabilities amounted to RMB3,885 and RMB3,485 (US$486) at the beginning of the year 2024 and 2025, respectively. Revenue included in the beginning balance of contract liabilities and recognized in the six months ended June 30, 2024 and 2025 amounted to RMB2,671 and RMB2,305 (US$322), respectively.

Cost of revenues

Costs of revenues consist primarily of materials costs, labor costs, shipping and handling expense, inspection costs, depreciation and amortization expenses and related costs, which are directly attributable to production. Write-down of inventories is also recorded in cost of sales, if any.

Shipping and handling costs incurred to transport goods to customers are expensed in the periods incurred and are included in cost of revenues. The Company accounts for shipping and handling expenses as fulfillment costs because shipping and handling activities occur before the customers obtains control of the goods. Shipping and handling expenses amounted to RMB3,096 and RMB2,060 (US$288) for the six months ended June 30, 2024 and 2025, respectively.

Sales and marketing expenses

Sales and marketing expenses consist primarily of travelling expenses, marketing conference expenses, advertising expenses and salaries and other compensation-related expenses to sales and marketing personnel. The Company expenses all advertising costs as incurred. Advertising costs amounted to RMB623 and RMB523 (US$73) for the six months ended June 30, 2024 and 2025, respectively.

Research and development expenses

Research and development costs are expensed as incurred. These costs primarily consist of production and procurement expense related to research and development activities, technical expenses, payroll and related expenses for personnel engaged in research and development activities, depreciation and amortization of fixed assets which are used in research and development activities.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

Government subsidy

Government subsidy represent cash subsidies received from the PRC government. Cash subsidies that have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Derivative instruments

Derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting date, regardless of the purpose or intent for holding the derivative. The resulting derivative assets or liabilities are shown as a single line and are not net off against one another on the face of the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting and has been designated as a hedging instrument. For derivative instruments that are not designated or that do not qualify as hedging instruments under ASC 815 – Derivatives and Hedging, the assets have been recognized as “derivative assets” included in the short-term investments and the liability has been recognized as “derivative liabilities” on the balance sheet and changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated foreign currency swap contracts and interest rate swap contracts are recorded in unrealized gains on short-term investments in the Company’s unaudited condensed consolidated statements of operations and comprehensive income (loss) but do not impact our cash flows.

Value-added taxes

Revenue is recognized net of VAT. VAT is based on gross sales price and the VAT rate applicable to the Company is 3% for the six months ended June 30, 2024 and 2025. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities.

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss) in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Noncontrolling interests

A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Among them, 15.2439% of the noncontrolling interests of Jilin Zhengye is held by Jilin Economic and Technological Development Zone Economic and Technological Development General Corporation, 0.9146% of the noncontrolling interests of Jilin Zhengye is held by Jilin Jinqiao Investment Co. Ltd., and 0.0001% of the noncontrolling interests of Jilin Zhengye is held by Yufeng Liu. Additionally, Beijing Zhongnong Zhengye Biotechnology Co., Ltd. (“Beijing Zhengye”) is a subsidiary of Jilin Zhengye, in which Jilin Zhengye holds a 51% equity interests, with the remaining 49% noncontrolling interests held by Youjia Technology Consulting Services (Tianjin) Co., Ltd. Consolidated net income on the unaudited condensed consolidated statements of operations and comprehensive income (loss) includes the net income attributable to noncontrolling interests when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company’s unaudited condensed consolidated balance sheets.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to Zhengye Biotechnology Holding Limited, divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later.

Comprehensive income

The Company applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the six months ended June 30, 2024 and 2025, the Company’s comprehensive income includes net income and foreign currency translation adjustment.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign-invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign-invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset the accumulated loss.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical performance and the specific facts and circumstances of each matter.

Leases

The Company adopts Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842) to account its lease. ASC 842 requires that lessees recognize right-of-use (“ROU”) assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease on the unaudited condensed consolidated balance sheets that affects how the leases are measured and presented in the statement of operations and statement of cash flows.

Right-of-use (“ROU”) assets represent the Company’s right to use underlying assets for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews unaudited condensed consolidated results when making decisions about allocating resources and assessing performance of the company. As a whole and hence, we have only one reportable segment. We do not distinguish between markets or segments for the purpose of internal reporting. As our long-lived assets are substantially located in the PRC, no geographical segments are presented. For the operating results of segment provided to and reviewed by CODM, please refer to the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Uncertainty and risks

Political, social and economic risks

The Company has substantial operations in China through its PRC subsidiaries. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates and has not used any derivative financial instruments to manage the interest risk exposure during the period/year presented.

Concentration risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in bank, accounts receivable, and other receivables. The Company places its cash with financial institutions with high credit ratings and quality.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers and suppliers

As of December 31, 2024, one major client accounted for 49.0% of the Company’s total accounts receivable. The client is a listed company and a leading pig farming company in China. The Company’s outstanding accounts receivable from its largest client, which accounted for 49.0% of the Company’s total accounts receivable as of December 31, 2024, has been fully collected in 2025.

As of June 30, 2025, two clients accounted for 25.1% and 12.5% of the Company’s total accounts receivable, respectively. The clients are both listed companies and leading pig farming companies in China.

For the six months ended June 30, 2024, two clients accounted for 43.2% and 10.1% of the Company’s total revenues, respectively. For the six months ended June 30, 2025, one client accounted for 20.0% of the Company’s total revenues.

As of December 31, 2024, one vendor accounted for 13.7% of the Company’s total accounts payable. As of June 30, 2025, no vendor accounted above 10.0% of the Company’s total accounts payable.

For the six months ended June 30, 2024, one vendor accounted for 11.8% of the Company’s total purchases. For the six months ended June 30, 2025, three vendors accounted for 12.9%, 11.6%, and 10.2% of the Company’s total purchases, respectively.

Recent accounting pronouncements

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation, and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that are no longer considered cost beneficial or relevant. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024. The adoption of this ASU did not have significant impact on the Company’s financial statements.

On March 21, 2024, the FASB issued Accounting Standards Update No. 2024-01 (“ASU 2024-01”), which clarifies how an entity determines whether a profits interest or similar award is (1) within the scope of ASC 718, or (2) not a share-based payment arrangement and therefore within the scope of other guidance. The guidance in ASU 2024-01 applies to all entities that issue profits interest awards as compensation to employees or nonemployees in exchange for goods or services. ASU 2024-01 is effective for public business entities for annual periods beginning after December 15, 2024, including interim periods within those periods. The adoption of this ASU did not have significant impact on the Company’s financial statements.

In November 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). The objective of ASU 2024-03 is to improve disclosures about a public entity’s expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of Accounting Standards Update 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact ASU 2024-03 will have on its financial statement disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is affected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently evaluating the impact ASU 2025-03 will have on its financial statement disclosures.

In July 2025, the FASB issued Accounting Standards Update 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently evaluating the impact ASU 2025-05 will have on its financial statement disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of income and statements of cash flows.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the reported revenues, net income and cash flows.

3. SHORT-TERM INVESTMENTS

Short term investments consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Investment in marketable securities in Zhengbang (i)	1,334	1,247	174
Derivate assets (ii)	99	774	108
	1,433	2,021	282

(i)	For the six months ended June 30, 2024 and 2025, Jilin Zhengye did not sell its investment in marketable securities of Zhengbang and recorded net unrealized gain of RMB100 and loss of RMB87 (US$12), respectively, in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

(ii)

Jilin Zhengye entered into foreign currency swap contracts and cross currency interest rate swap contracts on November 28, 2024 with a commercial bank (see Note 2 and Note 6). Jilin Zhengye determined the foreign currency forward contracts and cross currency interest rate swap contracts as non-designated derivative instruments, which are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting date.

For the six months ended June 30, 2025, Jilin Zhengye recorded loss on fair value changes of RMB163 (US$23) from cross currency interest rate swap derivative instrument and recorded gain on fair value changes of RMB838 (US$117) from foreign currency swap derivative instrument.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable and the allowance for credit losses consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Accounts receivable	76,437	53,101	7,413
Less: allowance for credit losses	(16,874)	(16,163)	(2,256)
Accounts receivable, net	59,563	36,938	5,157

An analysis of the allowance for credit losses was as follows:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Balance at beginning of the year	(18,616)	(16,874)	(2,356)
Reversal	1,742	711	100
Balance at the end of the year	(16,874)	(16,163)	(2,256)

5. PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Security deposit	2,660	2,188	305
Prepaid advertising and promotion expenses	-	9,313	1,300
Prepaid financial consulting expenses	-	14,327	2,000
Technology transfer license fee	18,100	16,500	2,303
Others	1,485	544	77
Prepayments and other assets	22,245	42,872	5,985
Less: other receivable- a related party	(738)	-	-
Less: long-term prepayments	(18,698)	(16,979)	(2,370)
Less: allowance for credit losses	(183)	(175)	(24)
Prepayments and other current assets, net	2,626	25,718	3,591

6. LOANS

Outstanding balances of loans consist of the following:

	Balance			Interest
As of June 30, 2025	RMB	USD	Maturity Date	Rate	Collateral/Guarantee
Short-term loan
Industrial Bank Jilin Branch (1)	5,000	698	August 1, 2025	Fixed rate 4.30%	Collateral: buildings and land use right
Industrial Bank Jilin Branch (2)	8,000	1,117	December 10, 2025	Fixed rate 4.30%	Collateral: buildings and land use right
Industrial Bank Hong Kong Branch (3)	20,963	2,926	November 25, 2025	Fixed rate 3.15%	Collateral: buildings and land use right
Industrial Bank Jilin Branch (4)	21,900	3,056	March 23, 2026	Fixed rate 4.20%	Collateral: buildings and land use right
Industrial Bank Jilin Branch (5)	5,000	698	March 30, 2026	Fixed rate 4.20%	Collateral: buildings and land use right
China Minsheng Bank Jilin Branch (6)	3,000	419	September 9, 2025	Fixed rate 3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
China Minsheng Bank Jilin Branch (7)	1,990	278	September 18, 2025	Fixed rate 3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
China Minsheng Bank Jilin Branch (8)	3,000	419	February 6, 2026	Fixed rate 3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
China Minsheng Bank Jilin Branch (9)	2,010	281	February 21, 2026	Fixed rate 3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
Bank of Jilin (10)	10,000	1,396	March 24, 2026	Fixed rate 3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
Total	80,863	11,288
Long-term loan-current portion
Industrial Bank Jilin Branch (11)	200	28	November 5, 2027	Fixed rate 4.00%	Collateral: buildings and land use right
Total	200	28
Long-term loan
Industrial Bank Jilin Branch (11)	4,700	656	November 5, 2027	Fixed rate 4.00%	Collateral: buildings and land use right
Total	4,700	656

	Balance		Interest
As of December 31, 2024	RMB	Maturity Date	Rate	Collateral/Guarantee
Short-term loan
Industrial Bank Jilin Branch (12)	5,000	March 25, 2025	Fixed rate 4.35%	Collateral: buildings and land use right
Industrial Bank Jilin Branch (13)	21,900	March 25, 2025	Fixed rate 4.35%	Collateral: buildings and land use right
Industrial Bank Jilin Branch (14)	5,000	May 12, 2025	Fixed rate 4.30%	Collateral: buildings and land use right
Industrial Bank Jilin Branch (1)	5,000	August 1, 2025	Fixed rate 4.30%	Collateral: buildings and land use right
Industrial Bank Jilin Branch (2)	8,000	December 10, 2025	Fixed rate 4.30%	Collateral: buildings and land use right
Industrial Bank Hong Kong Branch (3)	19,543	November 25, 2025	Fixed rate 3.15%	Collateral: buildings and land use right
China Minsheng Bank Jilin Branch (15)	3,000	January 8, 2025	Fixed rate 3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
China Minsheng Bank Jilin Branch (16)	2,010	February 5, 2025	Fixed rate 3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
China Minsheng Bank Jilin Branch (6)	3,000	September 9, 2025	Fixed rate 3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
China Minsheng Bank Jilin Branch (7)	1,990	September 18, 2025	Fixed rate 3.85%	Guarantee: Jilin Zhengye Group Co., Ltd.
Total	74,443
Long-term loan-current portion
Industrial Bank Jilin Branch (17)	6,990	April 10, 2025	Fixed rate 4.90%	Collateral: buildings and land use right
Industrial Bank Jilin Branch (11)	200	November 5, 2027	Fixed rate 4.00%	Collateral: buildings and land use right
Total	7,190
Long-term loan
Industrial Bank Jilin Branch (11)	4,800	November 5, 2027	Fixed rate 4.00%	Collateral: buildings and land use right
Total	4,800

(1)	On August 7, 2024, Jilin Zhengye entered into a bank loan agreement with Industrial Bank Jilin Branch to borrow RMB5,000 from August 7, 2024 to August 1, 2025. The loan bears a fixed annual interest rate of 4.30%. As of June 30, 2025, the remaining balance was RMB5,000 (US$698).

(2)	On December 10, 2024, Jilin Zhengye entered into a bank loan agreement with Industrial Bank Jilin Branch to borrow RMB8,000 from December 11, 2024 to December 10, 2025. The loan bears a fixed annual interest rate of 4.30%. As of June 30, 2025, the remaining balance was RMB8,000 (US$1,117).

(3)	On November 29, 2024, Jilin Zhengye obtained a working capital loan of JPY422.7 million (approximately RMB20.2 million) from Industrial Bank Hong Kong Branch (“the JPY Loan”), with a floating interest rate of Tokyo Overnight Average rate plus 0.65% payable on monthly basis. The maturity date of the JPY Loan is November 25, 2025.

(4)	On March 25, 2025, Jilin Zhengye entered into a bank loan agreement with Industrial Bank Jilin Branch to borrow RMB21,900 from March 25, 2025 to March 23, 2026. The loan bears a fixed annual interest rate of 4.20%. As of June 30, 2025, the remaining balance was RMB21,900 (US$3,056).

(5)	On March 31, 2025, Jilin Zhengye entered into a bank loan agreement with Industrial Bank Jilin Branch to borrow RMB5,000 from March 31, 2025 to March 30, 2026. The loan bears a fixed annual interest rate of 4.20%. As of June 30, 2025, the remaining balance was RMB5,000 (US$698).

(6)	On September 9, 2024, Jilin Zhengye entered into a bank loan agreement with China Minsheng Bank Jilin Branch to borrow RMB3,000 from September 9, 2024 to September 9, 2025. The loan bears a fixed annual interest rate of 3.85%. As of June 30, 2025, the remaining balance was RMB3,000 (US$419).

(7)	On September 18, 2024, Jilin Zhengye entered into a bank loan agreement with China Minsheng Bank Jilin Branch to borrow RMB1,990 from September 18, 2024 to September 18, 2025. The loan bears a fixed annual interest rate of 3.85%. As of June 30, 2025, the remaining balance was RMB1,990 (US$278).

(8)	On February 6, 2025, Jilin Zhengye entered into a bank loan agreement with China Minsheng Bank Jilin Branch to borrow RMB3,000 from February 6, 2025 to February 6, 2026. The loan bears a fixed annual interest rate of 3.85%. As of June 30, 2025, the remaining balance was RMB3,000 (US$419).

(9)	On February 21, 2025, Jilin Zhengye entered into a bank loan agreement with China Minsheng Bank Jilin Branch to borrow RMB2,010 from February 21, 2025 to February 21, 2026. The loan bears a fixed annual interest rate of 3.85%. As of June 30, 2025, the remaining balance was RMB2,010 (US$281).

(10)	On March 25, 2025, Jilin Zhengye entered into a bank loan agreement with Bank of Jilin to borrow RMB10,000 from March 28, 2025 to March 24, 2026. The loan bears a fixed annual interest rate of 3.85%. As of June 30, 2025, the remaining balance was RMB10,000 (US$1,396).

(11)	On November 8, 2024, Jilin Zhengye entered into a bank loan agreement with Industrial Bank Jilin Branch to borrow RMB5,000 from November 8, 2024 to November 5, 2027. The loan bears a fixed annual interest rate of 4.00%. Jilin Zhengye repaid RMB100 of the loan in accordance with the agreed repayment plan on March 21, 2025. As of June 30, 2025, the remaining balance was RMB4,900 (US$684).

(12)	On March 28, 2024, Jilin Zhengye entered into a bank loan agreement with Industrial Bank Jilin Branch to borrow RMB5,000 from March 28, 2024 to March 25, 2025. The loan bears a fixed annual interest rate of 4.35%. Jilin Zhengye fully repaid the loan on March 25, 2025.

(13)	On March 28, 2024, Jilin Zhengye entered into a bank loan agreement with Industrial Bank Jilin Branch to borrow RMB21,900 from March 28, 2024 to March 25, 2025. The loan bears a fixed annual interest rate of 4.35%. Jilin Zhengye fully repaid the loan on March 25, 2025.

(14)	On May 13, 2024, Jilin Zhengye entered into a bank loan agreement with Industrial Bank Jilin Branch to borrow RMB5,000 from May 13, 2024 to May 12, 2025. The loan bears a fixed annual interest rate of 4.30%. Jilin Zhengye fully repaid the loan on April 1, 2025.

(15)	On January 8, 2024, Jilin Zhengye entered into a bank loan agreement with China Minsheng Bank Jilin Branch to borrow RMB3,000 from January 8, 2024 to January 8, 2025. The loan bears a fixed annual interest rate of 3.85%. Jilin Zhengye fully repaid the loan on January 8, 2025.

(16)	On February 5, 2024, Jilin Zhengye entered into a bank loan agreement with China Minsheng Bank Jilin Branch to borrow RMB2,010 from February 5, 2024 to February 5, 2025. The loan bears a fixed annual interest rate of 3.85%. Jilin Zhengye fully repaid the loan on January 8, 2025.

(17)	On April 8, 2022, Jilin Zhengye entered into a bank loan agreement with Industrial Bank Jilin Branch to borrow RMB9,990 from April 11, 2022 to April 10, 2025. The loan bears a fixed annual interest rate of 4.90%. Jilin Zhengye fully repaid the loan on April 1, 2025.

In connection with borrowing of the JPY loan, the Company entered into foreign exchange swap contracts and cross-currency interest rate swap contracts with Industrial Bank with a termination date on November 24, 2025 and November 25, 2025, respectively, to run concurrently with the JPY Loan. The interest rate payable by the Company under the cross-currency interest rate swap contracts is a fixed interest rate of 3.15% denominated in RMB and the Company is required to transfer the principal amount of the JPY loan at fixed exchange rate of 0.047840 (or RMB20.2 million) upon maturity in exchange for JPY422.7 million under the foreign exchange swap contracts (see Note 2 and Note 3).

The weighted average interest rate was 4.35% and 3.96% for the six months ended June 30, 2024 and 2025, respectively. Interest expense for the six months ended June 30, 2024 and 2025, amounted to RMB2,052 and RMB1,752 (US$245), respectively.

China Minsheng Bank Jilin Branch provided a working capital credit facility to the Company with a term from January 26, 2025 to January 25, 2026. Bank of Jilin provided a working capital credit facility to the Company with a term from March 25, 2025 to March 24, 2026. As of June 30, 2025, the Company’s unused working capital credit facility was nil.

As of June 30, 2025, the Company’s future long-term loan obligations according to the terms of the loan agreement are as follows:

	RMB	US$
The six months ended December 31, 2025	100	14
The twelve months ended	-	-
2026	200	28
2027	4,600	642
	4,900	684

7. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Reimbursement payables	1,240	995	139
Deferred income	200	1,000	140
Social welfare payables	346	312	44
Deposit	99	99	14
Maintenance fee payables	455	455	64
Accrued IPO expenses	2,721	-	-
Consulting and professional service	-	505	70
Others	556	424	58
	5,617	3,790	529

8. TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries in the PRC. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands.

British Virgin Islands (“BVI”)

The Company’s subsidiaries incorporated in the BVI are not subject to tax on income or capital gain, in addition, payments of dividend by these subsidiaries to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary incorporated in Hong Kong is subject to a two-tiered profits tax rates regime, in which the first HK$2 million of assessable profits will be taxed at the rate of 8.25%, and assessable profits above HK$2 million will be taxed at the rate of 16.5%.

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB3 million is subject to a reduced effective rate of 5%. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for the HNTE status every three years. Jilin Zhengye obtained the HNTE tax status in 2019 and renewed it in 2022, which reduced its statutory income tax rate to 15% for the six months ended June 30, 2024 and 2025. Both Hainan Senhan and Beijing Zhengye meet the criteria for small low-profit enterprises and reduced its statutory income tax rate to 5% for the six months ended June 30, 2024 and 2025.

Income tax expenses comprised of:

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Current	1,316	-	-
Deferred	1,242	(5,340)	(745)
	2,558	(5,340)	(745)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the six months ended June 30, 2024 and 2025 applicable to the PRC operations to income tax expense were as follows:

	For the six months ended June 30,
	2024	2025
Statutory income tax rate	25.0%	25%
Effect of income tax exemptions and reliefs	(6.6)%	(10.8)%
Additional deduction for development and research expense	(8.3)%	3.8%
Effect of non-deductible expense	9.2%	(0.7)%
Income tax expense	19.3%	17.3%

The component of deferred tax assets are as follows:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Deferred tax assets
Impairment of long-lived assets	7,611	8,228	1,149
Allowance for credit losses	2,558	2,451	342
Net operation loss	728	5,554	775
Others	226	105	15
Total deferred tax assets	11,123	16,338	2,281
Net off against deferred tax liabilities	(132)	(7)	(1)
Total net deferred tax assets	10,991	16,331	2,280

The component of deferred tax assets liabilities:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Deferred tax liabilities
Fair value change gain	132	7	1
Net off against deferred tax assets	(132)	(7)	(1)
Net deferred tax liabilities	-	-	-

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income. The Company and its subsidiaries evaluate the potential realization of deferred tax assets on an entity-by-entity basis.

9. SHAREHOLDER’S EQUITY

The Company was incorporated in the Cayman Islands in March 2023 under the Cayman Islands Companies Act as an exempted company with limited liability. The Company authorized 500,000,000 shares with US$0.0001 par value. In 2023, the Company issued 11,416,594 shares with US$0.0001 par value to five institutional shareholders. On March 20, 2024, VVAX Holdings Limited transferred 399,581 ordinary shares of US$0.0001 each to Visuccess Holding Limited for a consideration of US$39.96, leaving VVAX Holdings Limited with 171,249 ordinary shares of US$0.0001 each.

On June 6, 2024, the Company formally executed a forward stock split of its ordinary shares at a ratio of one pre-split ordinary share to 4 post-split ordinary shares. After the stock split, the authorized number of ordinary shares became 2,000,000,000, from 500,000,000 pre-split shares. The par value changed from $0.0001 to $0.000025 accordingly. 45,666,376 ordinary shares were issued and outstanding as of December 31, 2023 and 2024. The number of shares and per share data are presented herein have been retroactively adjusted to give effect to the stock split.

Initial public offering

On January 8, 2025, the Company closed its IPO of 1,500,000 ordinary shares, par value $0.000025 per share. The ordinary shares were priced at $4.00 per share and approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “ZYBT” on January 7, 2025. Additionally, the Company had granted the underwriter an option, exercisable within 45 days from the closing date of the IPO, to purchase up to an additional 225,000 ordinary shares at the public offering price, less underwriting discounts, to cover the over-allotment. On January 14, 2025, the underwriters exercised their option in full to purchase an additional 225,000 ordinary shares at a public offering price of $4.00 per ordinary share to cover over-allotments. Gross proceeds of the IPO, including the exercise of the over-allotment, totaled $6.9 million, before deducting underwriting discounts and other related expenses. The net proceeds of this offering were approximately $6.0 million. 47,391,376 ordinary shares were issued and outstanding as of June 30, 2025.

Dividends

For the six months ended June 30, 2024 and 2025, the Company declared cash dividends of RMB205 and nil, respectively. For the six months ended June 30, 2024 and 2025, the Company paid dividends in cash of RMB15,858 and nil, respectively.

10. RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries.

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Additional paid-in-capital	203,150	240,752	33,608
Statutory reserve	32,647	32,647	4,557
	235,797	273,399	38,165

11. SEGMENT INFORMATION

The following table summarizes the revenues generated from different product category for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Swine vaccines	79,923	46,706	6,520
Poultry vaccines	7,256	7,015	979
Other vaccines	7,770	8,607	1,202
	94,949	62,328	8,701

The following table summarizes the revenues generated from different distribution channels for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Direct sales channel	62,003	30,101	4,202
Distribution network	29,409	31,334	4,374
Government tender and procurement	3,537	893	125
	94,949	62,328	8,701

12. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2024, the Company obtained a working capital loan from Jiahe Developments Limited, which is controlled Mr. Zhenfa Han, the principal shareholder, director, and chairman of the board of the directors of the Company, in the amount of RMB146 (US$20). As of December 31, 2024, the amount due to Jiahe Developments Limited was RMB146 (US$20), which was fully repaid on January 27, 2025.

For the six months ended June 30, 2024 and 2025, the operating entity purchased goods from Jilin Huazheng Agriculture and Animal Husbandry Development Co., Ltd. (“Jilin Huazheng”), which is controlled by Mr. Zhenfa Han, the principal shareholder, director, and chairman of the board of the Company, in the amount of RMB119 and RMB124 (US$17), respectively.

For the six months ended June 30, 2025, the operating entity provided a working capital loan to Jinlin Huazheng, in the amount of RMB7,000 (US$977), which was fully repaid on June 30, 2025.

For the six months ended June 30, 2025, the operating entity purchased venue and catering services from Beijing Hanzhenyuan International Hotel Co., Ltd. (“Beijing Hanzhenyuan”), which is controlled by a shareholder of the Company, in the amount of RMB746 (US$104).

13. COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no significant capital expenditure commitment as of December 31, 2024 and June 30, 2025.

Contingencies

The Company may be involved in various legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes, and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s unaudited condensed consolidated financial position or results of operations or liquidity.

Contractual obligations

The Company had outstanding bank loans of RMB85,763 (US$11,972) as of June 30, 2025.

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2025

	Payment Due by Period (in thousands)
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Bank loans	85,763	81,063	4,700	—	—

14. SUBSEQUENT EVENTS

The Company has assessed all events from June 30, 2025 up through December 12, 2025 that these unaudited condensed consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these unaudited condensed consolidated financial statements.

On July 31, 2025, Jilin Zhengye entered into a loan agreement with Industrial Bank Jilin Branch, pursuant to which Jilin Zhengye obtained a loan in the amount of RMB5,000 (US$698) with a term from August 1, 2025 to July 31, 2028, at a fixed interest rate of 4.20%.

On September 8, 2025, Jilin Zhengye entered into a loan agreement with China Minsheng Bank Jilin Branch, pursuant to which Jilin Zhengye obtained a loan in the amount of RMB4,990 (US$697) with a term from September 8, 2025 to September 8, 2026, at a fixed interest rate of 3.85%.

On October 20, 2025, Jilin Zhengye entered into a loan agreement with Industrial Bank Hong Kong Branch, pursuant to which Jinlin Zhengye obtained a foreign currency loan equivalent to RMB10,568 (US$1,475) with a term from November 7, 2025 to November 6, 2026, at a fixed interest rate of 2.89%.

On December 10, 2025, Jilin Zhengye entered into a loan agreement with Industrial Bank Jilin Branch, pursuant to which Jilin Zhengye obtained a loan in the amount of RMB8,000 (US$1,117) with a term from December 10, 2025 to December 9, 2026, at a fixed interest rate of 4.10%.

On August 1, 2025, Jilin Zhengye repaid RMB5,000 (US$698) to Industrial Bank Jilin Branch with a fixed interest rate of 4.30%.

On August 28, 2025, Jilin Zhengye repaid RMB3,000 (US$419) to China Minsheng Bank Jilin Branch with a fixed interest rate of 3.85%.

On August 28, 2025, Jilin Zhengye repaid RMB1,990 (US$278) to China Minsheng Bank Jilin Branch with a fixed interest rate of 3.85%.

On September 21, 2025, Jilin Zhengye repaid RMB100 (US$14) to Industrial Bank Jilin Branch with a fixed interest rate of 4.00%.

On November 24, 2025, Jilin Zhengye repaid RMB20,222 (US$2,823) to Industrial Bank Hong Kong Branch with a fixed interest rate of 3.15%.

On December 10, 2025, Jilin Zhengye repaid RMB8,000 (US$1,117) to Industrial Bank Jilin Branch with a fixed interest rate of 4.30%.